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                                           Trading Symbol:  VGZ
                                           Toronto and American Stock Exchanges

                     VISTA ANNOUNCES HYCROFT 1998 PRODUCTION

DENVER, COLORADO, JANUARY 19, 1999 - Vista Gold Corp. ("Vista") is pleased to announce that during 1998, the Hycroft mine produced 112,700 ounces of gold and 236,000 ounces of silver. As anticipated, mining activities were reduced and subsequently suspended in December 1998 as a result of persistently low gold prices. The Hycroft operation had excellent results for 1998 including two record quarters of over 35,000 ounces each. Production of gold will continue in 1999 and 2000 from ore stockpiled on the heaps during previous years. Gold production for 1999 is forecast to be approximately 25,000 ounces. The Company will continue to maintain the plant and facilities in stand-by condition and during 1999 will investigate the potential for additional or higher grade oxide ore which will permit an early restart of the operation. In December, Vista received an offer of $2.2 million for four of the eight remaining 150-ton haul trucks at Hycroft. In light of the continuing low gold prices, the Company decided to accept the offer.

At the newly acquired Mineral Ridge mine, the mining operation has been restarted and the processing plant is now undergoing start-up and commissioning. The plant commissioning activities include a number of significant modifications which were identified prior to the acquisition. In addition, a critical ore feeding arrangement, which was identified as inadequate during start-up, will be replaced during the month of January. As a result of the feeder replacement, the three-month start-up schedule has been extended by approximately one month. This is not expected to have a significant effect on 1999's planned production of approximately 55,000 ounces. Other areas of the operation, especially in the mine, have met or exceeded Vista's expectations. In December, the Company started a drilling program designed to add gold reserves to the project. These were generally short holes (less than 200 feet deep) to extend or confirm mineralization in areas where no information exists. Assay results from 19 holes have been received to date, and 13 holes have encountered economic mineralization above the cut-off grade. Following evaluation of these results, drilling will continue on the 50- to 60-hole program.

In Bolivia, the Company's activities have focussed on arranging financing for the construction and development of the Amayapampa/Capa Circa project. The Company has been in discussions with various lenders and has recently received an indicative term sheet for a project loan of $15 million out of the $23 million required for the development. The lender's cash flow estimate is based on a spot gold price of $295 per ounce. The Company is holding discussions with multi-lateral lenders to arrange for a substantial portion of the remainder of the required development capital to be in the form of subordinated debt. Vista's goal is to commence construction of the project as soon as financing is arranged. The construction period would last one year, and the project is expected to produce 40,000 ounces of gold per year (5-year average) at a cash cost of approximately $150 per ounce.

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The Company is well positioned to endure the current low gold prices and to advance its three principal projects. At year-end, the Company had $6.0 million in cash and refined bullion available for sale. Production from Hycroft and Mineral Ridge is expected to be 80,000 ounces in 1999. At Mineral Ridge, 100,000 ounces of gold are sold forward in 1999 at an average price of $330 per ounce. These forwards will be used or rolled forward into later years depending on gold price and production leaching during 1999. At current prices, and prior to any equity investment required for the Amayapampa project, the Company expects that its cash position at the end of 1999 should be similar to its position at the end of 1998. The Company continues to pursue opportunities for growth and to increase shareholder value. This includes exploration around the existing minesites, and a search for additional acquisition opportunities where the Company can use its operating and development expertise.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450.